UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2009

DEUTSCHE BANK CORPORATION
(Translation of Registrant’s Name Into English)

Deutsche Bank Aktiengesellschaft
Theodor-Heuss-Allee 70
60486 Frankfurt am Main
Germany
(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑          Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑

Explanatory note
This Report on Form 6-K contains the exhibits set forth below.  This report on Form 6-K and such exhibits are hereby incorporated by reference into Registration Statement No. 333-162195 of Deutsche Bank AG.

Exhibit 99.1: Tax Opinion of Davis Polk & Wardwell LLP, dated September 29, 2009, relating to the registrant’s Global Notes, Series A as described in the Product Supplement AE dated September 29, 2009, which supplements the Prospectus Supplement dated September 29, 2009 and the Prospectus dated September 29, 2009 related to Registration Statement No. 333-162195.

Exhibit 99.2: Tax Opinion of Davis Polk & Wardwell LLP, dated September 29, 2009, relating to the registrant’s Global Notes, Series A as described in the Product Supplement AF dated September 29, 2009, which supplements the Prospectus Supplement dated September 29, 2009 and the Prospectus dated September 29, 2009 related to Registration Statement No. 333-162195.

Exhibit 99.3: Tax Opinion of Davis Polk & Wardwell LLP, dated September 29, 2009, relating to the registrant’s Global Notes, Series A as described in the Product Supplement AZ dated September 29, 2009, which supplements the Prospectus Supplement dated September 29, 2009 and the Prospectus dated September 29, 2009 related to Registration Statement No. 333-162195.

Exhibit 99.4: Tax Opinion of Davis Polk & Wardwell LLP, dated September 29, 2009, relating to the registrant’s Global Notes, Series A as described in the Product Supplement BA dated September 29, 2009, which supplements the Prospectus Supplement dated September 29, 2009 and the Prospectus dated September 29, 2009 related to Registration Statement No. 333-162195.

Exhibit 99.5: Tax Opinion of Davis Polk & Wardwell LLP, dated September 29, 2009, relating to the registrant’s Global Notes, Series A as described in the Product Supplement AI dated September 29, 2009, which supplements the Prospectus Supplement dated September 29, 2009 and the Prospectus dated September 29, 2009 related to Registration Statement No. 333-162915.

Exhibit 99.6: Tax Opinion of Davis Polk & Wardwell LLP, dated September 29, 2009, relating to the registrant’s Global Notes, Series A as described in the Product Supplement BE dated September 29, 2009, which supplements the Prospectus Supplement dated September 29, 2009 and the Prospectus dated September 29, 2009 related to Registration Statement No. 333-162915.

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Deutsche Bank Aktiengesellschaft
Date: September 29, 2009	By:	/s/ Joseph J. Rice
		Name:	Joseph J. Rice
		Title:	Director

	By:	/s/ Jean Delvin
		Name:	Jean Delvin
		Title:	Director